March 12, 2026

Matthew M. Partridge
Chief Executive Officer
Seaport Entertainment Group Inc.
199 Water Street, 28th Floor
New York, NY 10038

       Re: Seaport Entertainment Group Inc.
           Registration Statement on Form S-3
           Filed March 10, 2026
           File No. 333-294163
Dear Matthew M. Partridge:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Zach Swartz